August 31, 2007

Via U.S. Mail and Facsimile

Ronald D. Sugar
Chairman and Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

      RE: Northrop Grumman Corporation
              Form 10-K for the fiscal year ended December 31, 2006

              File No. 001-16411

Dear Mr. Sugar:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief

Via facsimile: Wesley G. Bush, President and Chief Financial Officer
                (310) 556-4539